UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 01 )*

Reading International, Inc.

(Name of Issuer)

Class B Voting Common Stock, $0.01 par value per share

(Title of Class of Securities)

782862 10 4

(CUSIP Number)

James J. Cotter, Jr.,  Reading International, Inc.  6100 Center Drive, Suite 900  Los Angeles,  California  90045  Phone : 213-235-2240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James J. Cotter, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,123,888 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,123,888 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,123,888 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70.44 (1)%

14	TYPE OF REPORTING PERSON
IN

(1) The calculations contained on this page include 100,000 shares underlying Employee Stock Options that are exercisable within 60 days, and assume 1,495,490 shares of Issuer’s Class B Voting Common Stock are outstanding. The information set forth in Items 4, 5 and 6 is incorporated by this reference.

Item 1.	Security and Issuer

This statement (this “Statement”) relates to the Class B Voting Common Stock, par value $0.01 per share (“Class B Common Stock”), of Reading International, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 6100 Center Drive, Suite 900, Los Angeles, California 90045. **

Item 2.	Identity and Background

(a)	This Statement is being filed by James J. Cotter, Jr. (“Mr. Cotter”).

(b)	Mr. Cotter is a citizen of the United States with a principal business address at 6100 Center Drive, Suite 900, Los Angeles, California 90045.

(c)	Mr. Cotter’s principal occupation and employment are President and Chief Executive Officer of the Company.

(d)
Mr. Cotter has not been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)
Mr. Cotter was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Cotter is Co-Trustee and beneficiary of the James J. Cotter Living Trust, dated August 1, 2000, as amended (the “Trust”), which owns of record 2,115,539 shares of Class A Non-Voting Common Stock, 1,023,888 shares of Class B Common Stock, and options to acquire 100,000 shares of Class B Common Stock.

James J. Cotter, Sr. (Mr. Cotter’s father), the original Trustor and Trustee of the Trust, passed away on September 13, 2014, at which time the Trust became irrevocable. The Trust provides that upon the death of James J. Cotter, Sr., the 1,023,888 shares of Class B Common Stock and options to acquire 100,000 shares of Class B Common Stock owned by the Trust are to be held by the Reading Voting Trust, primarily for the benefit of the grandchildren of James J. Cotter, Sr.

The Reading Voting Trust is held, administered and distributed by Mr. Cotter and Ann Margaret Cotter, as initial Co-Trustees. The Trust also provides that if Mr. Cotter and Ms. Cotter are unable to agree upon an important Trust decision, they will rotate the Trusteeship of the Reading Voting Trust between them annually each January 1st, so that thereafter there will only be one Trustee acting at any given time.

Item 4.	Purpose of Transaction

The Trust holds the shares of Class B Common Stock reported herein for investment purposes, and directs that the Co-Trustees retain the Class B Common Stock for as long as possible and not diversify its investments. The Co-Trustees consider their family’s holdings in the Company to be a long term family asset, and intend to continue the Company in the direction established by their father. Mr. Cotter, in cooperation with the other Co-Trustee, intends to manage the Trust’s investment in Class B Common Stock consistent with such directions.

Mr. Cotter is also a Director and President and Chief Executive Officer of the Company, and expects to be involved in the development, analysis and/or review from time to time of transactions involving the Company, including the transactions identified in clauses (a) through (j) of Instructions to Item 4. Mr. Cotter considers his involvement in such development, analysis and/or review process to be principally that of an officer and director of the Company, and accordingly, does not anticipate making disclosure of his participation in the review and evaluation of such possible transactions, separate and apart from relevant disclosures that may be made from time to time by the Company.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
Mr. Cotter, as Co-Trustee of the Reading Voting Trust, beneficially owns 1,123,888 shares of the Class B Common Stock, which represent 70.44% of all shares of that class outstanding on September 13, 2014.

(b)
Mr. Cotter has shared power to vote and dispose of 1,123,888 shares of the Class B Common Stock with Ann Margaret Cotter (“Ms. Cotter”), the other Co-Trustee of the Reading Voting Trust. Ms. Cotter is a United States citizen with the same business address identified in Item 2. Ms. Cotter is a Director of the Company, the owner and President of OBI, LLC and President of Liberty Theaters. Mr. Cotter does not believe that Ms. Cotter has been involved in any matters requiring disclosure under clauses (d) or (e) of Instructions to Item 2.

(c)	Except as described herein, Mr. Cotter has not acquired or disposed of any shares of Class B Common Stock during the past 60 days.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)
Mr. Cotter and Ms. Cotter, as Co-Trustees of the Reading Voting Trust, together have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, shares of Class B Common Stock reported hereunder.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Items 3, 4 and 5 of this Statement, Mr. Cotter does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any voting securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 23, 2014	By:	/s/ James J. Cotter, Jr.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes: ** Explanatory Note

Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, James J. Cotter, Jr. is filing this Amendment No. 1 to Schedule 13D (“Amendment”) to amend the original Schedule 13D relating to the common stock of Reading International, Inc., a Nevada corporation, originally filed with the Securities and Exchange Commission on September 19, 2014 (the “Original Filing”).

This Amendment is being filed solely to include a corrected signature page to the Original Filing, and does not update or modify any of the disclosures contained in the Original Filing. In the Original Filing, the reporting person inadvertently included an incorrect signature page.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)